                                                                                                                            December 20, 2007

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:     Linda Cvrkel, Branch Chief

                    Claire Erlanger, Staff accountant

                    Re:   Itronics Inc.

                            Form 10-KSB for the year ended December 31, 2006

                            Filed April 17, 2007

                            File No. 033-18582

Ladies and Gentlemen:

On behalf of Itronics Inc. ("Itronics" or the "Company"), please accept this letter as the Company’s response to comments of the reviewing Staff of the Securities and Exchange Commission (the "Commission") as set forth in its letter dated December 4, 2007.

Form 10-K for the year ended December 31, 2006

Statements of stockholders’ Equity (Deficit), page 46

1. We note from your response to our prior comments 2 and 3 that in 2005 a majority of the Noteholders agreed to convert the Notes at a reduced rate of $.10 per share. Please tell us how you considered the guidance in SFAS No. 84 which requires that when convertible debt is converted to equity securities pursuant to an inducement offer, the debtor shall recognize an expense equal to the fair value of all securities and other consideration transferred in the transaction in excess of the fair value of securities issuable pursuant to the original conversion terms. Please advise or revise accordingly.

Response:

We have reviewed SFAS 84 and do not believe it applies in our circumstances as the debt conversions were not completed under an inducement offer as contemplated by SFAS 84. SFAS 84 is an amendment to APB 26, "Early Extinguishment of Debt". We believe transactions contemplated under SFAS 84 are those transactions where the creditor is induced to convert the debt prior to the maturity date. In both the examples given in SFAS 84, the proposed conversions occur many years before the maturity dates. In our case, the Notes matured on dates ranging from January 2005 to early April 2005. Once the Notes matured, the conversion option expired and the Noteholders had a right to demand cash payment. We had discussions with a few of the Noteholders about what to do, as the Company had no cash to pay the Notes and no potential for cash in the immediate future was known at that time. The Company and those Noteholders concluded that conversion at current market was the only viable option. The Company issued stock at the end of March 2005 converting all the Notes that were due at that time. On the date of issuance, the majority of the Notes converted were already past due, with a few maturing within a week to 10 days of the stock issuance. There were also three Notes that came due later in 2005, and shares were later issued to convert those Notes under the same circumstances.

Statements of Cash Flows, Page 47

2. We Note from your response to our prior comment 5 that the warrants issued for debt issuance costs were recorded as deferred loan fees and as a derivative warrant liability which is revalued each reporting period. In future filings, please disclose the nature and terms of this transaction, and how you accounted for the warrants issued, in the notes to the financial statements.

Response:

Since the amounts involved in issuing warrants for deferred loan costs were relatively minor, approximately $17,000, we do not believe a separate footnote is needed. However, in future filings we will add a disclosure about the accounting treatment of these warrants in the summary of significant accounting policies.

Note 3, Long-Term Debt, page 59

3. We note from your response to our prior comment 9 that the fair value of the options underlying the convertible debt was $131 as of December 31, 2005. However, it is not clear if the fair value of the options is the same amount as the fair value of the conversion feature of the convertible debt. Please explain to us how you analyzed and valued the conversion feature of the 2000 Long-Term Promissory Notes as a derivative under SFAS 133 and EITF 00-19 as of December 31, 2005.

Response:

The $131 is the fair value of the conversion option; we will clarify the disclosure in future filings. We analyzed the 2000 series convertible debt as conventional convertible debt under SFAS 133, EITF 00-19 and EITF 05-2. However, since we have other convertible debt that falls under those pronouncements, we believe this debt is also covered under those provisions. Consequently, we estimated the fair value of the conversion feature of the debt using the Black-Scholes option pricing model on the shares underlying the conversion feature and reached an estimated fair value of $131 for the conversion feature of that debt.

Note 4, Callable Secured Convertible Debt, page 60

4. We note your response to our prior comment number 11 but are still unclear as to how losses on derivative financial statements reflected in your statements of operations for 2006 and 2005 of $541,474 and $1,450,011, respectively, were calculated or determined. Please provide us with and disclose in future filings a tabular analysis which reflects the fair values of each of your derivative financial instruments (i.e., 2005 notes, 2006 notes, warrants and options, etc.) at each balance sheet date as well as the related derivative gains or losses recognized in your statements of operations for each category of notes, warrants and options for the period. This tabular analysis should also provide separate disclosure of any convertible notes issued, converted and repaid during the periods presented and should also show how the fair value of these debt instruments changed during the periods they were outstanding and impacted the derivative gains or losses recognized in your statements of operations during the periods presented in your financial statements. A similar analysis should also be provided for the three and nine month periods ended September 30, 2007 and 2006. We may have further comment upon receipt of your response.

Response:

Following is a tabular summary of the transactions impacting the estimated fair value of our derivative instruments from the period July 2005 through December 2006:

	Convertible	Warrant
	Debt	And Option
	Derivative	Liability
Initial face amount of debt issued prior to
September 30, 2005	$ 2,250,000	$ -
Warrants issued for services and
expensed or capitalized in 2005	-	55,421
Year to date adjustment to Estimated
Fair Value at December 31, 2005	1,371,220	78,791

Estimated Fair Value at December 31, 2005	3,621,220	134,212

Additional borrowing in 2006	2,000,000	-
Accrued interest	208,141	-
Warrants issued for services and
expensed or capitalized in 2006		17,594
Debt conversions	(1,266,384)	-
Year to date adjustment to Estimated
Fair Value at December 31, 2006	313,198	228,277

Estimated Fair Value at December 31, 2006	$4,876,175	$380,083

Following is a summary of the gains and (losses) on derivative instruments by reporting period for the years ended December 31, 2006 and 2005:

	Year Ended	Year Ended
	December 31, 2006	December 31, 2005
Convertible debt derivative	$ (313,198)	$ (1,371,220)
Warrant and option liability	(228,277)	(78,791)
Combined derivative Loss	$(541,474)	$(1,450,011)

Following is a tabular summary of the transactions impacting the estimated fair value of our derivative instruments for the nine months ended September 30, 2007 and 2006:

	Convertible	Warrant
	Debt	And Option
	Derivative	Liability
Nine months ended September 30, 2006
Estimated Fair Value at December 31, 2005	$ 3,621,220	$ 134,212
Additional borrowing in 2006	1,500,000	-
Accrued interest	150,171	-
Warrants issued for services and
expensed or capitalized in 2006	-	17,594
Debt conversions	(809,404)	-
Year to date adjustment to Estimated
Fair Value at September 30, 2006	479,444	250,960

Estimated Fair Value at September 30, 2006	$ 4,941,431	$ 402,766

Nine months ended September 30, 2007
Estimated Fair Value at December 31, 2006	$ 4,876,175	$ 380,083
Additional borrowing in 2007	1,585,000	-
Accrued interest	211,554	-
Warrants and options issued for services and
expensed or capitalized in 2007	-	6,932
Debt conversions	(633,822)	-
Year to date adjustment to Estimated
Fair Value at September 30, 2007	(1,489,625)	(104,528)

Estimated Fair Value at September 30, 2007	$ 4,549,282	$ 282,487

Following is a summary of the gains and (losses) on derivative instruments by reporting period for the three and nine months ended September 30, 2007 and 2006:

	Three Months Ended Sept. 30,		Nine Months Ended Sept. 30,
	2007	2006	2007	2006
Convertible debt derivative	$868,638	$(1,850,664)	$ 1,489,625	$(479,444)
Warrant and option liability	894,269	(372,146)	104,528	(250,960)
	$ 1,762,907	$(2,222,810)	$1,594,154	$(730,404)

In determining the gain or loss on debt derivative instruments for each quarter, we start with the estimated fair value at the beginning of the period, add the face amount of new borrowings and accrued interest, deduct the amount of debt converted into stock, and compare the subtotal of these items with the estimated fair value of the debt derivative as determined using the Black-Scholes option pricing model as of the end of the period to determine the amount of gain or loss. Since there is a significant discount, 45-60%, on the debt and accrued interest when converted to stock, it is a function of the math in the

Black-Scholes option pricing model that the estimated fair value of the new debt will always exceed the face amount.

In determining the gain or loss on warrant and option derivatives, the only transactions that affect the estimated fair value amount, other than the change in estimated fair value between periods, are warrants and options that are expensed or capitalized under other accounting pronouncements and therefore, affect the liability balance when they occur.

We will disclose the above information in a similar format in future filings.

5. We note from your response to our prior comment 13 that you estimated the fair value of the embedded conversion option and prepayment option in a single pricing model with an embedded weighted average calculation. Please confirm that in future filings you will disclose the method and assumptions used to value this bundled embedded derivative.

Response:

We confirm that in future filings, we will disclose the method and assumptions used to value the bundled embedded derivatives in our callable secured convertible debt.

Note 11, Related Party Transactions, page 67

6. We note from your response to our prior comment 18 that the disclosure in Note 11 relates only to executive officers and management employees of the Company and the share amounts in Note 8 include shares issued to non management employees. In light of the disclosure in Note 11 that "amounts represent the portion of the salaries earned but unpaid that the officers/employees/stockholders have agreed to accept in the Company’s common stock," we do not believe that Note 11 clearly distinguishes the difference between the un-issued shares in Note 8 and the amounts disclosed in Note 11. Please revise future filings to clarify that amounts disclosed in Note 11 relate only to executive officers and management employees and amounts disclosed in Note 8 also include non management employees.

Response:

We will revise our disclosures in future filings to clarify that the information provided in Note 11 applies only to executive and management employees, while the information in Note 8 also includes non-management employees.

Form 10Q for quarter ended March 31, 2007 and June 30, 2007

Notes to Condensed Consolidated Financial Statements

Note 3, Convertible Debt

7. We note from the disclosure in Note 3 to the Company’s interim financial statements and from the disclosure and from the disclosure in MD&A that the Company recognized gains in connection with its convertible debt derivatives and its warrants and option derivatives during the three and nine months ended September 30, 2007 as compared to losses on these derivatives during the three and nine months ended September 30, 2006. Please tell us and revise the discussion in MD&A in future filings to explain in further detail the changes in facts or circumstances that resulted in derivative losses during the 2006 periods and derivative gains during the three and nine month periods ended September 30, 2007.

Response:

In estimating the fair value of warrants and options and determining the gain or loss on the derivative for each period, the most significant factor is the stock price at the end of each period. As the stock price goes up, the value of warrants and options goes up, and consequently there is a greater loss on derivatives. As the stock price goes down, the value of the warrants and options goes down and consequently there is a greater gain on derivatives. As of June 30, 2007, the stock price was $0.014 and at September 30, 2007 it was $0.00383. This decrease in stock price resulted in a significant reduction in the value of the warrants and options and consequently, there was a significant gain on warrant and option derivatives for the quarter ended September 30, 2007, as noted in the response to No. 4 above.

The factors affecting the valuation of the convertible debt derivatives are more complex. As the stock price goes up, that would tend to increase the value of the derivative and therefore increase the loss. However, an increased stock price also results in fewer shares needed to convert the debt, which tends to lower the value and reduce the loss. The reverse is true as the stock price goes down. Another factor that affects the valuation model is the length of time it takes to convert the debt. We estimate that length by first determining the number of shares it takes to convert the debt based on the stock price on the balance sheet date. We then estimate how many shares will be issued to convert debt on a monthly basis based on recent conversion history from our investors. In general, the investors have increased the frequency of conversions and the number of shares converted as the stock price has gone down. Also affecting the conversion practice of the investors is recent changes in interpretation of the securities laws by the SEC as to the frequency of filing registration statements. It was originally contemplated under the general concept of this type of financing that registration statements could be filed as frequently as needed and with as many shares being registered as needed to meet the terms of the agreements. In recent months, the SEC has determined to restrict registration filings for the same investor group to once every six months and to restrict the number of shares being registered to approximately one third of the outstanding shares held by non-affiliates. This factor has tended to lengthen the estimated time it will take to convert the debt which increases the value of the debt derivatives, and therefore increases the loss on derivatives. However, beginning in the third quarter of 2007, some of our Notes have been outstanding over two years. At that point the investors can convert the debt into stock under Rule 144 without limitation, except for the 4.99% of outstanding shares under the terms of the agreements. Consequently, there has been a substantial increase in the frequency of conversions and in the number of shares being issued for each conversion. This has resulted in a shortened time period it will take to convert the debt, if conversions continue at the current rate. For example, at December 31, 2006 we estimated it would take 16 months to convert all outstanding debt; at September 30, 2007 we estimated 13 months. In the Black-Scholes option pricing model, this decreases the value of the derivatives, and therefore, increases the gain on derivatives. Finally, we have been told by a valuation expert that as a stock price decreases, volatility and other factors influencing the valuation have a lessening impact on the value, resulting in a lower comparative value. We believe this is part of the significant decrease in the estimated fair value of the debt derivatives at September 30, 2007, as the stock price has declined substantially from the price at June 30, 2007, as noted above.

We will expand our MD&A discussion in future filings to include the above information.

Note 12

8. We note from your response to our prior comment number 19 that in connection with the demutualization and public offering of the Company’s worker’s compensation insurance providers, the Company was given the option to receive cash or stock in the new public company being created. We also note that the Company elected to receive cash for one of the subsidiaries and stock for the other subsidiary and since the Company had no basis for its membership interests all proceeds received were recorded as gain. While we agree that a gain should be recognized to the extent of the cash proceeds received in connection with this transaction, we are unclear as to why the Company believes it is appropriate to recognize a gain for the fair value of the stock received for the subsidiary for which the Company elected to receive stock. Please explain in detail why you believe gain recognition in connection with this non-cash transaction is appropriate. As part of your response please indicate how the number of shares of the publicly traded insurance company stock received in this transaction was determined by the issuer. We may have further comment upon receipt of your response.

Response:

We relied on EITF 99-4, "Accounting for Stock Received from the Demutualization of a Mutual Insurance Company" for the

accounting treatment of this transaction. EITF 99-4 specifically requires recording stock received in such a demutualization at fair value, with a gain recognized in continuing operations.

Management’s Discussion and Analysis

- Liquidity and Capital Resources

9. We note from your response to our prior comment 20 that you believe the discount is clearly related to your financing needs and is therefore appropriately recorded as a financing expense in general and administrative expenses. However, we believe that a cash discount given to customers should be recorded as a reduction to revenue in accordance with EITF 01-09. Because it appears that the early payment discount of $12,500 was material to gross profit for 2006, please revise your financial statements to appropriately present this discount as a reduction to revenue in any future filings.

Response:

We will revise future financial statements to record the cash discount on customer accounts receivable as a reduction of sales instead of recording it as a G&A expense.

Sincerely,

/S/ JOHN W. WHITNEY

John W. Whitney

President